Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Reliant Bancorp, Inc.

Commission File No.: 001-37391

Date: July 15, 2021

Set forth below is a transcript of the conference call held on July 15, 2021 to discuss the proposed merger of Reliant Bancorp, Inc. with and into United Community Banks, Inc.

UNITED COMMUNITY BANKS, INC.

Moderator : Lynn Harton

July 15, 2021

10:00 am. EDT

Operator

Good morning. Thank you for standing by, and welcome to the investor call regarding United Community Bank's announced merger agreement with Reliant Bancorp. Hosting the call today are United's Chairman and Chief Executive Officer, Lynn Harton; Chief Financial Officer, Jefferson Harralson; President and Chief Banking Officer; Richard Bradshaw; Chief Risk Officer, Rob Edwards; and Reliant Chairman and Chief Executive Officer, DeVan Ard.

A copy of the investor presentation was furnished last night on Form 8-K with the SEC, and a replay of this call will be available in the Investor Relations section of United's website at ucbi.com and on Reliant's website at reliantbank.com.

Please be aware that during this call, including question-and-answer session, forward-looking statements may be made by representatives of United and Reliant. Any forward-looking statement should be considered in light of risks and uncertainties that are more fully described in United and Reliant's public filings with the SEC, including their 2020 annual report on Form 10-K and their current reports on Form 8-K and exhibits that were furnished to the SEC in connection with the joint announcement of the proposed merger between United and Reliant. These filings also may be located on the Investor Relations section of United's and Reliant's respective websites. Please be advised that today's conference is being recorded.

At this time, I will turn the call over to Lynn Harton.

Lynn Harton

Chairman, President & CEO

Well, good morning, and welcome to our call today. I'm extremely pleased to be here with DeVan, the Founder of Reliant, which I think is one of the best, if not the best, community banks in the state of Tennessee. We're going to start our comments on Page 4 of the deck and give you a little background on kind of what we're thinking about and how we came about this transaction.

So first, we're going to talk about strengthening our Tennessee franchise. We love the Tennessee market. We've been there for years. But honestly, we were a bit subscale, and we were not in some of the state's best markets. So when we had the opportunity to meet DeVan and get to know Reliant, clearly, what we saw was a high-performing company with a great leadership team in the middle of, certainly, the best market in Tennessee and additional markets that are also very, very strong. So when you think about strengthening our franchise and creating a real bank in Tennessee, we think this makes us much more competitive and much more poised for growth, which is really the second point on this page.

As DeVan and I were on the call yesterday with his employees, that was the message. This is a growth story. We don't have any branch overlap, so what that means is minimal employee disruption, minimal customer disruption. DeVan will talk about it later, but he's got great momentum in the company today and has had for some time. And so we're excited to bring he and his leadership team over to continue that momentum and continue the growth throughout the state.

It's a strong cultural fit. I know everybody always says that. Some of you may or may not know, I spent part of my career in Memphis, Tennessee, recruited there to help turn around the credit culture at that company and then also at Regions in Birmingham. And so Rob, who's here with us, actually came along with me on that journey and spent all that time in Nashville, where we had our loan operations, credit risk, underwriting, et cetera, areas. So we're very familiar with the markets.

While DeVan and I have not worked together, as we got to know each other over the past year, we knew a lot of the same people. And we're able to triangulate about the relationships that we shared and the philosophies that we shared. In fact, one of my right-hand people during that journey to turn around the credit cultures of those company was DeVan's Chief Credit Officer until he retired a few years ago. So when we went through the diligence and looked at the credit policies and et cetera, they look very familiar. There's another slide that I think has got some proof points about the similarities of the 2 companies.

And this is really consistent with our M&A strategy. What we want to do is partner with banks that make us better, not just bigger. And this one really checks those boxes. If you look at the strength of these markets, the strength of DeVan's leadership team, the momentum they've got, the performance, this clearly makes United a better company. And so I'm thrilled to be talking about it today.

I'm going to turn it to Jefferson to talk a little bit about some of the numbers.

Jefferson Harralson

Executive VP & CFO

All right. Great. I'm going to hit Page 5, just to give you some of the highlights, major assumptions. But it's a 0.9842 exchange ratio. Based on Tuesday's close, this is 1.9 times book as of Reliant's 3/31 book value; just under 12 times our last 12-month earnings. And it's 8.3 times Reliant's 2022 Street expectations with the full cost savings in there. The cost savings is about -- we're expecting about $20 million annually. That is 31% of the expenses, excluding the mortgage company. The estimated marks are all on the page as well. I'll remind you that they are preliminary, but the total marks that we're expecting are 2.6% of total loans, if you aggregate the day 1 and the day 2 marks together. With those estimates, we expect $0.15 of EPS accretion in 2022 with that partial year of cost savings in there. And in 2023 with the full cost savings, that's $0.22. We have, as usual, no revenue synergies in there, but we will be overlaying several of our businesses, so some could well exist. We estimate about $0.70 of tangible book value dilution and the earn back is just over 3 years.

With that, I'll pass it back to Lynn.

Lynn Harton

Chairman, President & CEO

And I'm going to turn it now to DeVan. As we look at Page 6, it starts the overview of Reliant. But DeVan, maybe you just talk about how you built the company and what you see going forward and anything you'd like to comment on.

DeVan D. Ard

Chairman & CEO

Sure, Lynn. Thank you, and I really appreciate being included in the call this morning. It's certainly a very exciting time for our employees, and I know it will be for our customers as word of the merger with UCBI gets out. And I'm personally just thrilled to be a part of what I think is going to be a tremendous growth story in Tennessee going forward.

So if you look at the information on Slide 6, you can see some of our history there. A number of the folks that are on the call, I know, know us pretty well, so I really don't want to spend a lot of time going into the history. We have through a very tight strategy for growth, whether it's organic or M&A, restricted ourselves to Middle Tennessee, and that includes 2 real growth stories in the Nashville MSA and the Clarksville MSA. You can see both of them on the map.

And down in some of the demographic information, you can see that population growth that's expected, especially in Clarksville and Nashville, is well above what we're expecting in the rest of the country. That is frankly, a result of where people are choosing to live these days. I mean Tennessee is no-state-income tax state with a modest cost of living, and we're seeing a lot of in-migration in the Nashville MSA, it's still running around 80 to 100 people net in every day. And what that means for us, going forward, is you're looking at a market today that's got 2 million people in the MSA, probably about 4 million people over the next 15 to 20 years, so really solid growth story. And that's why we've restricted our strategy to Middle Tennessee.

Some of you all know this story, but last year, we closed and integrated 2 M&A deals, one just to the west of Nashville, and then we got into the Clarksville market with First Advantage. And if you look at the map, you'll see one red dot over in the Knoxville area, and that's our manufactured housing lending division, about 30 people that we brought on with the First Advantage merger. And it's a very highly profitable segment of the company that we hope to see continue to expand over the next few years.

Our vision for what we want to do with our company going forward, I think lines up really well with what Lynn has already described. Certainly, the partnership with UCBI gives us the ability from a financial resources standpoint, products and services, everything that goes with that to do more for our customers. But I think more importantly, for us, the vision that I've pulled from Lynn, having known him for about a year now, has been just a perfect fit for our 2 companies. I've always looked at chemistry as being important. It's a big part of culture. And whether it's the way you think about how you treat your employees, how do you treat each other, how you treat your customers, how you treat the communities that you do business in, I mean, all those things are critical to success. And what I see lines up perfectly with UCBI and I just think the growth trajectory for our company as we move forward, whether it's in the Nashville area, the Clarksville area or some other areas of Tennessee, is just almost limitless.

So we're really excited to be part of this team and just look forward to the transition and to becoming part of UCBI as we get through that and get ready to close.

Lynn Harton

Chairman, President & CEO

Thanks, DeVan. And what I might do -- that's a perfect lead-in actually to Slide 10 because what DeVan's talking about in terms of the culture and the similarities, I think, is critical. And it was funny, as Jefferson and I got to know the company and the numbers and the people and all that, Jefferson just looked at me one day and said, "Reliant is just a small United Community," and it's really the truth.

I should have ordered this slide a little differently, Slide 10. The things we focus on first is we think it starts with employees. We want to be a great place to work for great people. We're really proud to have been named one of the Best Banks to Work For by American Banker for several years in a row, one of very few large banks that get that honor. And DeVan is a multiple winner of Top Workplace with The Tennessean as well, so similarities there.

Our second measure is we want to have the best customer service across all our delivery channels. We're very proud of being ranked #1 in the Southeast by J.D. Power. Also extremely proud to -- also by J.D. Power, we've got the second-highest Net Promoter Score in the country, among all publicly traded banks, the top 100 publicly traded banks. And when you look over at DeVan's accolade of the Best Small Bank in Tennessee, that was really a customer-focused award. So again, very much similarities in terms of how we approach that.

But our third measure is top-quartile financial performance. We have to deliver that and want to deliver that. We've been named one of America's Best Performing Banks several years in a row, and DeVan has been named as one of the top 10% performers in community banks in the country in 2020 as well. So -- and our final deal is, while we don't have accolades, is we're both very community-focused. We operate as a community bank, very involved in our communities, and DeVan's team is as well. So just some proof points on the fact that these are very similar companies, I think, which makes for a much better integration.

And with that, before I turn it over to questions, I might just make a few comments on Slide 13. We have announced both FinTrust, Aquesta and now Reliant in a fairly recent period of time. We're very excited about all 3. They in tone the bank side, getting deeper into the Charlotte market with Aquesta with, again, a great team and a great community bank that shares our values and now to expand into, again, the best market in Tennessee, Nashville with a leadership team to take us even further in the state. And I agree with DeVan. The more I got to know Clarksville, I'm very excited about Clarksville as well. Jefferson grew up not too far from there, so he's got some ties there. And so you can see the metrics in terms of what size this puts us at. You can see the EPS accretion that we estimate, I think, is very compelling. Our teams are ready for the integration and cultural -- the integration of systems and the cultures. That's our primary focus here as we sit today. And with that, I will open it up for questions.

Question and Answer

Operator

Our first question comes from the line of Kevin Fitzsimmons with D.A. Davidson.

Kevin Fitzsimmons

D.A. Davidson

So maybe, first, Jefferson, you alluded to -- obviously, synergies aren't modeled in. But just if you can give a little detail on what potential synergies there may be. I suspect maybe -- DeVan, you could chime in on this. I suspect maybe some of your larger commercial customers, but the balance sheet size might have been limiting you. On the funding side, I think DeVan has done a great job optimizing that funding. But compared to UCBI, it seems like there could be some further optimization there given the excess deposits that we have. And then what you specifically alluded to Jefferson there, the overlaying of some other businesses. So just that topic in general.

Jefferson Harralson

Executive VP & CFO

It's a great question. I might just immediately pass it to either Rich or Lynn, whoever wants to step in there. But what I was thinking there is our CBS business model, perhaps the mortgage, we're excited about FinTrust and overlaying that across, but I'll pass it over to Rich.

Rich Bradshaw

Executive VP & Chief Banking Officer

Yes. Sure. And we're really excited about the metro market of Nashville, and it does fit perfect with our CBS specialty products and its overlay. So we're not going to take anything away from what Reliant is currently doing. We're going to be incremental to it. And we start very shortly in doing our weekly WebEx calls, start introducing them into some of our specialty products that they don't currently have. So the thought process here is 1 plus 1 equals 3, and that's what we're excited about.

Kevin Fitzsimmons

D.A. Davidson

Great. If I could also ask, what is the state of the mortgage joint venture at Reliant going to be? I know that doesn't factor into income for common shareholders, but it was always an adjustment we had to do for the model and how to model that going forward.

Lynn Harton

Chairman, President & CEO

Yes. So we're currently evaluating that, so we're not ready to make an announcement on that yet, but we're evaluating. As you mentioned, it's really not meaningful in the bottom line of the company. And I don't know what, Jefferson, you would want to say.

Jefferson Harralson

Executive VP & CFO

I think that's well said.

Kevin Fitzsimmons

D.A. Davidson

So one last thing, Lynn, are you basically in all the growth markets in the Southeast? As you look out over the next 3 years or so, are you pretty content that you're in all the markets you need to be at this point?

Lynn Harton

Chairman, President & CEO

Yes. I mean if you look at our footprint in the growth markets in the Southeast, we are well represented in nearly all of them. Now would I like to get denser in them? Absolutely. But yes, we feel really good about the footprint that we've got, and there's no burning next place in my mind at this point.

Kevin Fitzsimmons

D.A. Davidson

Okay, great. Congrats on the deal, guys.

Lynn Harton

Chairman, President & CEO

Thanks, Kevin

Operator

And our next question comes from the line of Michael Rose with Raymond James.

Michael Rose

Raymond James

Was hoping we could start on the expense save targets. This is essentially a market extension is the way I'm kind of looking at it. 31% seems a little high, and that was some of the pushback I got last night from some investors. Can you just give us some color as to how you arrived to that and what the biggest levers would be?

Jefferson Harralson

Executive VP & CFO

Yes. Well, I guess what I could say now is that we spent a lot of weeks looking at those expenses, those expense savings. We are on the same platforms, which added to that cost savings a bit. So we don't expect a lot of branch closures, if any. We have -- it's people and a lot of things in the kind of other expense category are the main areas. And we do feel comfortable with this number because we've been studying it and analyzing it for weeks and up to small number of months.

Lynn Harton

Chairman, President & CEO

Yes. It's been consistent with other deals that we've done without overlap. I mean when you look at board costs, systems costs, overlapping back-office functions, it's pretty easy to get to that number. And so we're highly confident in the numbers.

Jefferson Harralson

Executive VP & CFO

We think we're conservative.

Michael Rose

Raymond James

Okay. That's helpful. And then maybe as a second question, 3 deals here announced in the past couple of months, one, obviously, a wealth-type deal, looks together to add about 17% to the balance sheet. Seems like a manageable number, but I would assume that given 3 kind of integrations that this kind of put you on the sidelines for M&A at this point. Or would you actually continue to look and be opportunistic?

Lynn Harton

Chairman, President & CEO

Yes. It's a great question. So first of all, particularly on the bank side, yes, our primary focus with -- these are 2 great companies, Aquesta and Reliant, 2 great markets. And so our focus is on operational and cultural integration. To give you an idea of the time line, we are stretching that a bit so that we -- on Aquesta, we're actually already -- even though we haven't closed the deal, we're already working on conversion, and we expect to convert that in November. Then with Reliant, our preliminary time line is that conversion would be in April, so a fair amount of spread-out. So our teams have got the capacity to focus on one without being overwhelmed. So I would say, number one, we're highly confident in our ability to do these 2, and we are -- that is the priority.

Now -- and so you should not expect us to announce anything next week or next month or next quarter or anything like that. I would say that we continue to have conversations with great companies that like our model and like our culture, and we believe would be great fits. And just like DeVan and I mentioned, this was a relationship that took about a year to develop. And so we're continuing to have those kind of conversations. We continue to have opportunities. But no, you're not going to see anything announced until we're pretty much done with the integration of these 2.

Michael Rose

Raymond James

Okay. And then maybe just one final one for me since there was some initial commentary on the first -- or on the second quarter results. It looks like if I back out the negative provision, looks like you'll have upside of consensus somewhere in the $0.03 to $0.05 range. Could you care to give any sort of color as to what the broad strokes of the quarter were? Or if you can't, I understand.

Jefferson Harralson

Executive VP & CFO

Yes, we're going to -- we'll let you know, and we'll talk about it fully on Wednesday. So look for the deck coming out on Tuesday from both companies. So we're not talking more about that currently.

Operator

And our next question comes from the line of Will Curtiss with Hovde Group.

Will Curtiss

Hovde Group

Lynn, wanted to see if you could expand a little bit on some of your background comments about the deal and just kind of discuss how it came together, how long you guys have been in discussions. And then DeVan, would like to get your thoughts on the timing and kind of just your -- why you thought now was the right time and maybe some of the factors that you considered, kind of moving forward?

Lynn Harton

Chairman, President & CEO

Yes. Sure. So as I mentioned, about a year ago, somebody introduced us. An investment bank introduced, said, "Hey, would you be interested in Tennessee and particularly in Nashville?" I said, "Absolutely. We've got a long history there with my background and one the best markets in the South and absolutely would be." At that point, I didn't really know DeVan or the bank that well.

So obviously, we jumped in and started looking. And so I spent a couple of days with DeVan and again exploring our backgrounds, chemistry and hit it off there. Followed that up with just continuing conversations, but there was never a specific mention of a deal at that point. It was just 2 bankers getting to know each other and seeing if we felt the same way. And we went on another -- we both enjoy golf, went on another golf trip together and kind of explored further.

And then earlier then this year, DeVan called and said, "Hey, would you guys be interested? We're thinking -- we're deciding do we want continue to go alone or if we want to on a partner." And so that's really kind of from my perspective how it happened. DeVan, I don't know what you might want to add to that, but...

DeVan D. Ard

Chairman & CEO

Sure. That's a great story. I was going to say that I lost the bet on the golf course, and so Lynn gets our bank from losing the bet, but that's not quite true. So Will, the -- our Board is, on a regular basis, we did a lot -- we do strategic planning once a year, and the Board always going to look at different alternatives. And typically, what we'll look at is organic growth, M&A, where we're the acquirer, potential MOEs and then the scenario where we're the seller. And this was something the Board considered earlier this year, and we just felt like we had gotten the company in a place and realizing this is coming out of the pandemic here, too, but we had a really good strong performance year in 2020. Growth had slowed because of the pandemic, but earnings were really good.

And so if you look at our performance metrics, they were all solid. The stock price had moved up, especially in the first quarter of this year. And it was a matter of a couple of different things. Timing. Is timing right? It's probably as good as it's ever going to get. Secondly is what's the right thing for our communities and our employees and our shareholders. And scale in our business, I think, is more important than it's ever been, and it gave us an opportunity to pull in a relationship with , I mean, what I think is a world-class company in UCBI that exhibits a lot of the same metrics that we do, and Lynn's already talked to you about some of those.

And so it's one of those things that all came together. When you think about the culture, when you think about the financial performance, when you think about the growth possibilities going forward, and I can't imagine a better place to be in business than Nashville, Tennessee, right now. It all works to make what I think is going to be just a terrific partnership.

Will Curtiss

Hovde Group

Great. I appreciate that. And then maybe to that point about Nashville, I mean, like you said, it's obviously a great growth market but also one that's competitive, I guess, from a talent perspective. So I'm just curious how you guys think about or maybe if you can just talk to how you manage the retention of your bankers as you work through the transition, just given the competitive landscape.

DeVan D. Ard

Chairman & CEO

Well, we've actually already had conversations with all of them. We -- the bankers that we've got that are highly productive are not only well paid, they're well incented, and they all have equity grant. And we have typically used RSUs to kind of tie up our bankers, and they're all cliff vesting type RSUs.

And the case for the financial piece of it is very compelling right now. So the guys that are doing well with us are going to be doing well with the combined company. We haven't had any trouble holding on to our top talent. I'm an old commercial lender myself, and I learned a long time ago that one way to keep good people is to let them operate in an environment where they can take care of their customers, they can get their deals done and where, if they do what we ask them to do, they can get paid well. And we try to put that framework in place. And it works for us, and I think it's the same framework that Lynn and Rich have put in place at UCBI, same framework. And I think it will work well for us going forward. So everybody that I've talked to on our team is really excited about the opportunity. We'll be able to do more than we're doing now and be part of a truly world-class company.

Operator

And our next question comes from the line of Jennifer Demba with Truist Securities.

Jennifer Demba

Truist Securities

Just wondering, you said you didn't think there'd be many, if any, branch closures in the coming months. Are -- do you think there will be actually any branch additions if national is growing so rapidly? Is the Reliant branch network adequate for what you need to cover the market at this point?

Lynn Harton

Chairman, President & CEO

Yes. DeVan you might want to take that.

DeVan D. Ard

Chairman & CEO

Yes. I'll address that, Lynn. Thank you. Jennifer, I think it is. The only place we've been looking at as a possible de novo area for a branch is in Hendersonville. It's in Sumner County, just north of Nashville. But we've got good branch coverage, number one. We've actually kind of been rationalizing our branch network because we realized a year or so ago that after the M&A we've done, there was really not that much intentional about where our branches were. So we're in the process of closing 3 branches this year, 2 of them have already been closed, and we've got 1 more a little bit later this summer.

But I think the bigger lesson to me from the pandemic is how we do business with our customers. And we don't necessarily need to have a 3,500-, 4,000-square-foot brick-and-mortar facility on every street corner. We can be very strategic about where we put them and realize that there are other ways to do business with your customers, whether it's online, whether it's through their telephone. We're doing appointment scheduling in our branches right now. We've set up a customer contact center.

I would say you probably see us more likely to contract what we currently have than to add a lot of branches. There are certainly some -- subject to how we handle this going forward, but I think there's some other good opportunities for M&A in the Middle Tennessee area. So whether it's branch rationalization or looking for opportunities in the market for expansion, through M&A, that's how I would see us handling it. I mean, of course, it will be subject to our planning process going forward.

Lynn Harton

Chairman, President & CEO

That's extremely consistent with the way we were thinking to answer. That's exactly. Yes.

Operator

And our next question comes from the line of Catherine Mealor with KBW.

Catherine Mealor

KBW

Lynn, want to see your thoughts on the manufactured housing business and your expectations for if you think growth in this business will accelerate under a bigger balance sheet.

Lynn Harton

Chairman, President & CEO

Yes. So we like the business. If you look at the metrics, it's similar in a lot of ways to our Navitas business in terms of the yield and losses, et cetera. The team that we have has been in this business for many years. They're kind of in the center of manufactured housing -- manufacturing, so they've got the relationships there.

So I would expect to continue to see the kind of growth that they've had. Might it expand potentially? We're going to explore that together with them. I would say, though, that we like the business. We think it's good business, and it's additive to our portfolio.

Catherine Mealor

KBW

Great. And then on the pro forma margin, Reliant has a really strong core margin of about 4.24% today. I'm assuming this deal is going to be fairly accretive to your margin. Jefferson, any initial thoughts on what the initial margin boost could look like?

Jefferson Harralson

Executive VP & CFO

Yes. So I'll give you some of the pieces of it. So we do have a -- the accretable -- the accretion that they had going through comes out. So that comes out of their margin a little bit. If you noticed, we had a very small initial estimate of a positive mark to the balance sheet. So there will be a slight accrual coming out of there, too. So it's definitely positive to our margin but not as much as it looks like if you were just to do a weighted average of them together.

Catherine Mealor

KBW

Got it. Okay. And then what's the accretable yield that you're forecasting in the accretion numbers?

Rich Bradshaw

Executive VP & Chief Banking Officer

$15 million.

Jefferson Harralson

Executive VP & CFO

$15 million, sorry.

Catherine Mealor

KBW

All right. Great. And then maybe lastly, just on CDI. Do you have the number of CDI that's created in the deal?

Jefferson Harralson

Executive VP & CFO

Yes, roughly -- initial estimate is $13.7 million.

Operator

And our next question comes from the line of Christopher Marinac with Janney Montgomery Scott.

Christopher Marinac

Janney Montgomery Scott

Jefferson and team, I just want to ask about the mortgage business at Reliant. And is that something that was factored into the accretion? Or is this a potential upside if the business continues to grow?

Jefferson Harralson

Executive VP & CFO

Yes. So it's not factored in the accretion, but the one place you will see it is in our estimate of the efficiency ratio improvement, because we have a relatively conservative outlook for the mortgage industry with rates and what's going to kind of happen to the industry over the next year or 2. So the one place you do see it is in the forecasted efficiency ratio. Besides that, it's not in there in a big way. Change is not in there in a big way.

Christopher Marinac

Janney Montgomery Scott

Okay. Great. That's helpful. And DeVan, as you have a new logo on your golf balls going forward, what does that mean for recruiting new talent and lenders? And what's the opportunity that you see looking out the next 2 or 3 years for additional lenders to the team?

DeVan D. Ard

Chairman & CEO

Christopher, I thought you're going to ask me a golf question, and then you went on to talent recruitment. Of course, I don't know anything about golf, other than how to hit it in the woods. So any UCBI golf balls I have probably wound up somebody's backyard somewhere.

But I think, Chris, it's a great question, and I think it's got a huge positive answer for us. So there are -- aside from just a larger balance sheet, there are -- their services on the -- especially on the commercial side, I think it will allow us to be more aggressive, more active, more successful in recruiting, whether it's treasury management. Some of the specialty lines of business that UCBI is bringing that we'll be able to explore with just some of the nuances of our market.

And I'll give you an example. I mean they've got a senior care lending division, and we won't have anybody that's actually doing that locally. But senior care is a big business in Nashville. And to the extent we can identify potential customers in that segment and refer them to our partners at UCBI, I think that all adds to having just another tool in your bag, if you want to think about it that way.

And then just a bigger branch network, I mean, we'll be able to serve customers, not only in Middle Tennessee, but kind of throughout the Southeast. I think that's really important for us to be able to go out and tell that story to people we're looking to recruit. I mean Nashville is certainly a competitive market for talent. We've been successful, and I think we'll be even more successful going forward.

Rich Bradshaw

Executive VP & Chief Banking Officer

Chris, this is Rich Bradshaw. I was just going to add, as we think about the partnership model, remembering the example that DeVan mentioned, senior care. If his local relationship manager finds that deal and give it to senior care, that referring person keeps the deal and keeps the relationship. And that is one of the strongest things in our recruitment. Going out and recruiting someone, you find these deals, you get to keep the relationship, and you get credit for it. And it's hard to explain on this call how important that is in the recruiting process.

Christopher Marinac

Janney Montgomery Scott

No. I follow you completely, Rich, and thank you for adding that. That's very helpful.

Operator

And our next question comes from the line of Brody Preston with Stephens Inc.

Brody Preston

Stephens Inc.

Jefferson, just real quick on the cost savings number. So that 31%, I see it's ex the mortgage. And so if I kind of assume that mortgage goes back to 2019 levels, that's about $11 million to $12 million of expenses. So the -- should I be thinking about a $21 million to $22 million all-in cost save number coming out of RBNC?

Jefferson Harralson

Executive VP & CFO

That's right. That's exactly right.

Brody Preston

Stephens Inc.

All right. Cool. I just want to double check that. And then, DeVan, maybe one for you, just on the manufactured housing. It's been a good growth engine for you all at RBNC, but I wanted to ask just -- have there been any deals within that vertical where they've been too large that you think you would have done if you had a bigger balance sheet at the time? Could you just elaborate on the typical size these deals and if there's any larger opportunities there moving forward?

DeVan D. Ard

Chairman & CEO

Sure, Brody. So the manufactured housing portfolio today, what we think of is that lending division is all direct to consumer. So within that -- and that portfolio balance today is right at $230 million or so, I believe. What you got in there is the average loan size is only in the $60,000, $70,000 range, but these are all consumer loans. Where we have, I think, certainly an opportunity to augment that line of business is in doing additional business with some of the dealers and manufacturers. And we've just not been able to do that. Some of it is geographic. Some of it is balance sheet size. So that commercial piece is not in what we think of as manufactured housing, but there are opportunities to grow that if that's the direction we want to go.

And I would just say, too, with manufactured housing, it's been a good growth engine. But because of the relatively small size of the portfolio, it doesn't have nearly as big an impact on -- just on our loan growth numbers as it does on our profitability number. So we've got an average -- weighted average yield of north of 8% in that portfolio and almost just minimal losses. And that's where the real kind of bump comes for us.

Brody Preston

Stephens Inc.

Understood. Understood. And then maybe one for Lynn or Jefferson, just as you think about that manufactured housing portfolio, are there going to be any sort of size limitations surrounding how much you want to let that get as a percent of the balance sheet? Or should we be thinking about that in conjunction with Navitas and just thinking about higher-yielding loans as a percent of the balance sheet as it relates to asset liability management?

Lynn Harton

Chairman, President & CEO

Yes. So we always set limits on portfolios. So we will, in conjunction with the team there, as we sit and think about it, we'll set limits. But it is a very small portfolio today, so they would be nowhere near the limits we would set. It's a totally different credit profile, so we wouldn't lump it with Navitas. So we wouldn't look at those 2 together and have a limit, but we would have limits on them separately, but we have not set that. And again, at its size, it would be well below any kind of limit we will think about it.

Brody Preston

Stephens Inc.

Understood. And then maybe just circling back. DeVan, you're going to be the head of Tennessee for UCBI now. And you all had opened up an LPO in the Knoxville marketplace. And so that was obviously something that you had identified as an attractive market. And UCBI already had an existing presence there. What is it that excites you about that market? And do you see further opportunities for expansion within the state of Tennessee further east into the Tri-City area or anything like that? Any color on further expansion within the state would be appreciated.

DeVan D. Ard

Chairman & CEO

Sure, Brody. I guess just to clarify, too, the LPO in Knoxville is our manufactured housing division. That's about 30 employees up there. So -- and it's located in Knoxville because that's where -- as Lynn mentioned earlier, that's kind of ground central for -- or ground zero for manufactured housing. Are there opportunities for growth in East Tennessee? Yes, absolutely. I like -- I've gotten to know Knoxville a little bit better. I like the market, love Chattanooga. And yes, I think there will be some good potential for growth going forward.

Brody Preston

Stephens Inc.

Okay. And then the last one, Jefferson, the efficiency gain, I think it was 350 basis points is what you noted in the deck. Could you help us maybe ring-fence what the efficiency gain would be if you guys did decide to punt on the mortgage JV that RBNC has?

Jefferson Harralson

Executive VP & CFO

Yes. I don't have that in front of me right now, but let's schedule a call here shortly and walk through that. I guess directly, you would take all the expenses out, if you were to do that, relatively straightforward, but we can schedule a call, too.

Operator

Our next question comes from the line of Brad Milsaps with Piper Sandler.

Brad Milsaps

Piper Sandler

I think you've addressed all my questions. Just congrats on the deal.

Jefferson Harralson

Executive VP & CFO

Thanks, Brad.

Operator

And I'm showing no further questions at this time, and I would like to turn the conference back over to Lynn Harton for any further remarks.

Lynn Harton

Chairman, President & CEO

I look forward to seeing you and your team tomorrow morning in Nashville for breakfast. See you then. Thanks all.

DeVan D. Ard

Chairman & CEO

Thank you.

Operator

This concludes today's conference call. Thank you for participating. You may now disconnect. Everyone, have a great day.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed Merger, United Community Banks, Inc. (“UCBI”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger (the “Merger”) with Reliant Bancorp, Inc. (“Reliant”).

INVESTORS AND SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT, WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY RELIANT OR UCBI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UCBI, RELIANT AND THE MERGER.

Investors and shareholders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and shareholders also may also obtain free copies of the documents filed with the SEC by Reliant on its website at www.reliantbank.com and by UCBI on its website at www.ucbi.com.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Reliant and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Reliant’s shareholders in favor of the approval of the Merger Agreement. Information about the directors and executive officers of Reliant and their ownership of Reliant Common Stock can be found in Reliant’s definitive proxy statement for its 2021 annual meeting of shareholders, filed with the SEC on April 8, 2021, and other documents subsequently filed by Reliant with the SEC. Information about the directors and officers of UCBI and their ownership of UCBI Common Stock can be found in UCBI’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 30, 2021, and other documents subsequently filed by UCBI with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Merger if and when it becomes available. Free copies of this document may be obtained as described above.

Cautionary Statements Regarding Forward-Looking Information.

All statements, other than statements of historical fact included in this presentation, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the Merger to UCBI and Reliant, UCBI’s and Reliant’s future financial and operating results and UCBI’s and Reliant’s plans, objectives and intentions. Forward-looking statements involve a number of risks and uncertainties. For details on other factors that could affect expectations, see the risk factors and other cautionary language included in Reliant’s annual report on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC.

Factors that could cause or contribute to such differences include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the inability to satisfy the conditions to consummation of the Merger, including the failure to obtain the approval of Reliant’s shareholders, (3) the ability of UCBI to obtain required governmental approvals for the Merger, and (4) the risk of potential litigation or regulatory action that could delay or prohibit the Merger.

Many of these factors are beyond Reliant’s and UCBI’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither Reliant nor UCBI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for Reliant or UCBI to predict their occurrence or how they will affect Reliant or UCBI.